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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.11)*

                           Yardville National Bancorp
            ---------------------------------------------------------

                           Common Stock, no par value
            ---------------------------------------------------------

                                    985021104
            ---------------------------------------------------------
                                 (CUSIP Number)

            Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054
                                 (973) 952-0405
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 2006
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report The acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1  Lawrence B. Seidman ###-##-####

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                        (b)   [ ]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS
   PF, WC

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2 (e)                                                     [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New Jersey

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                                    7   SOLE VOTING POWER
NUMBER OF                                    938,165
SHARES                       ---------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                       ---------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                             938,165
                             ---------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                             ---------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   938,165

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   8.54

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14 TYPE OF REPORTING PERSON*   IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1  Seidman Investment Partnership II, L.P.     22-3603662

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                        (b)   [ ]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS
   WC

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2 (e)                                                   [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New Jersey

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                                    7   SOLE VOTING POWER
NUMBER OF                                    126,851
SHARES                       ---------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                       ---------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                             126,851
                             ---------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                             ---------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   126,851

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   1.15

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14 TYPE OF REPORTING PERSON*   PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1  Broad Park Investors, LLC     22-6759307

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                        (b)   [ ]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS
   WC

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2 (e)                                                   [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New Jersey

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                                    7   SOLE VOTING POWER
NUMBER OF                                    107,334
SHARES                       ---------------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY
PERSON                       ---------------------------------------------------
WITH                                9   SOLE DISPOSITIVE POWER
                                             107,334
                             ---------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                             ---------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   107,334

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .98

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14 TYPE OF REPORTING PERSON*   OO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

This statement on Schedule 13 D which was filed on July 29, 2004, Amendment No.1 was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was filed on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No. 5 was filed on August 16, 2005, Amendment No. 6 was filed on November 10, 2005, Amendment No. 7 was filed on November 30, 2005, Amendment No. 8 was filed on February 24, 2006, Amendment No. 9 was filed on March 10, 2006, and Amendment No. 10 was filed on June 5, 2006 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Broad Park Investors, L.L.C ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Pollack Investment Partnership, L.P. ("PIP"), Lawrence Seidman ("Seidman"), Patrick Robinson ("Robinson"), Harold Schechter ("Schechter") and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Yardville National Bancorp. (YANB), a New Jersey corporation, is hereby amended as set forth below:
Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

On June 21, 2006 a letter was sent to Patrick M. Ryan, the Company's President and Chief Executive Officer, requesting that the Company issue a Form 8-K disclosing details of the banking relationship with Solomen Dwek. Also, it was expressed that the Board of Directors should reassess its present position in connection with the present litigation which is unnecessarily dissipating corporate assets. This letter, in its entirety, is attached hereto as Exhibit A.

5. Interest in Securities of the Issuer

(a) (b) (c) As of the close of business on June 21, 2006, the Reporting Persons owned beneficially an aggregate of 957,120 shares of Common Stock, which constituted approximately 8.71% of the 10,979,442 shares of Common Stock outstanding as of May 4, 2006 as reflected in Yardville National Bancorp's Form 10-Q for the period ended March 31, 2006.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2006                                     /ss/Lawrence B. Seidman
Date                                              ------------------------------
                                                  Lawrence B. Seidman
                                                  Power of Attorney pursuant
                                                  to Joint Agreement dated
                                                  July 26, 2004


                                                  /ss/Harold Schechter
                                                  ------------------------------
                                                  Harold Schechter


                                                  /ss/Patrick A. Robinson
                                                  ------------------------------
                                                  Patrick A. Robinson

                                   SCHEDULE A

                                                   COST
                                    DATE           PER
ENTITY                              PURCH          SHARE           COST          SHARES
-----------------------------   ------------   ------------   ------------   ------------
Broad Park Investors              6/13/2006         35.0500     350,500.00         10,000
Broad Park Investors              6/13/2006         34.7386     243,169.90          7,000
SIPII                             6/20/2006         34.9841     192,412.55          5,500
Total                                                           786,082.45         22,500

                                                                       Exhibit A

                               LAWRENCE B. SEIDMAN
                                 100 Misty Lane
                              Parsippany, NJ 07054
                                 (973) 952-0405
                                (973)781-0876 fax
                                  June 21, 2006

VIA FEDERAL EXPRESS
Patrick M. Ryan, President/CEO
Yardville National Bancorp
2465 Kuser Rd.
Hamilton, NJ  08690

Dear Mr. Ryan:

     I am writing to request that Yardville National Bancorp ("YANB") disclose the extent of the Bank's (YNB) relationship with Solomon Dwek. As you are aware, it has been reported that Mr. Dwek was indicted.

     The public filings disclose that YNB has an approximate $23.6 million dollar exposure to Mr. Dwek. In the Bergen Record business section on June 15, 2006, you are quoted as stating that 90 percent of the claim is "very well collateralized." What about the 10% that is not "well-collateralized?"

     On June 9, 2006, Donald M. Lomurro, Dwek's Court-appointed Fiscal Agent, filed a certification recommending the liquidation of an account held at Multi-Financial Securities Corporation that was pledged to YNB. It was represented that YNB has an outstanding $10,000,000 personal loan to Mr. Dwek primarily secured by small bank stocks held in the account. It is also represented that the current balance in the account is $8,000,000. Please disclose whether this is the 10% shortfall you were speaking about in the Bergen Record. Also, please disclose what additional collateral is pledged for the personal loan. If there is no additional collateral, please explain the circumstances that gave rise to this under-collateralization.

     Based upon your statement that was reported in the Bergen Record, it is my opinion that YANB is obligated to issue a Form 8-K that fully discloses the details of YNB's banking relationship with Mr. Dwek. The disclosure should state if any loss is anticipated and the amount of the potential loss.

     I also think that the Board of Directors should reassess its present position in connection with the present litigation, which is unnecessarily dissipating corporate assets. YANB can ill-afford this unnecessary expense when its earnings per share are declining.

                                                                       Exhibit A

     The Board has a fiduciary duty to all YANB shareholders to maximize the value of their investment. Please distribute a copy of this letter to every member of the Board of Directors.

     Your prompt response is requested.

                                                  Very truly yours,

                                                  /ss/ Lawrence B. Seidman
                                                  ------------------------------
                                                  Lawrence B. Seidman